UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

IntriCon Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	23-1069060
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1260 Red Fox Road, Arden Hills, MN	55112
(Address of principal executive offices)	(Zip Code)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $1.00 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates:

_________________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.   Description of Registrant’s Securities to be Registered.

The following summarizes material terms of the capital stock of IntriCon Corporation (referred to as “we”, “us” and “our”). This summary is qualified in its entirety by reference to our amended and restated articles of incorporation, as amended (“Articles of Incorporation”) and amended and restated bylaws (“Bylaws”) as well as the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (“PBCL”). Our Articles of Incorporation provide that our authorized capital stock consists of 11,000,000 shares, divided into 10,000,000 shares of common stock, $1.00 par value per share, and 1,000,000 shares of preferred stock, $1.00 par value per share. As of December 20, 2007, there were 5,295,737 shares of our common stock outstanding (net of 515,754 treasury shares), and no shares of preferred stock outstanding.

Common Stock

Subject to the rights specifically granted to holders of any then outstanding preferred stock, our common shareholders are entitled to vote together as a class on all matters submitted to a vote of our shareholders and are entitled to any distributions that may be declared by our board of directors. Each share of common stock entitles the holder thereof to one vote on each matter to come before the shareholders, except as otherwise provided in our Articles of Incorporation or by law. Except as otherwise provided in our Articles of Incorporation, our Bylaws or by law, all matters are decided by the vote of the holders of a majority of the outstanding shares entitled to vote, present in person or represented by proxy, at a meeting at which a quorum is present. In each election for directors, candidates receiving the highest number of votes, up to the number of directors to be elected in such election, will be elected. Our common shareholders do not have cumulative voting rights or preemptive rights. There is no sinking fund. Upon our dissolution or liquidation, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without shareholder approval. Subject to the provisions of our Articles of Incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue one or more series of preferred stock, establish the number of shares of preferred stock in any series, change the number of shares of preferred stock constituting any series and establish the dividend rights, voting rights, conversion, redemption and liquidation rights, relative priorities of such series with respect to other series or classes of shares and any other preferences, qualifications, limitations, restrictions and relative rights of such series, in each case without any action or vote by our shareholders. Except as otherwise required by law or as otherwise provided in a resolution of our board of directors authorizing a particular series of preferred stock, (1) holders of preferred stock will have no voting rights and will not be entitled to any notice of shareholder meetings, and (2) whenever the holders of preferred stock have voting rights, they and the holders of common stock will vote together as one class.

The issuance of such preferred stock in the future may adversely affect the rights of our common shareholders by, among other things:

•	restricting the payment of distributions on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock;

•	delaying or preventing a change in control without further action by the shareholders; or

•	decreasing the market price of our common stock.

Anti-Takeover Considerations and Special Provisions of the Articles of Incorporation, Bylaws and Pennsylvania Law

Our Articles of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law may have a similar effect.

Preferred Stock

The ability of the Company to issue preferred shares in the future without further vote or action by the shareholders, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of the Company's common Stocks. One of the effects of undesignated preferred stock whose terms may be set by the board of directors may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise.

Classified Board of Directors

Our Bylaws provide that our directors be classified into three classes, as nearly equal in number as possible. Each director holds office for a term of three years until his or her successor is duly elected and qualified unless his or her term ends earlier due to death, resignation or removal. Any director or the entire board of directors may be removed with or without cause only upon the affirmative vote of two-thirds of all of the shares outstanding and entitled to vote; provided that the board of directors retains the right conferred by Section 405(b) of the PBCL to declare vacant the office of a director for reasons specified therein.

Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Amendment to Articles of Incorporation and Bylaws

Under the PBCL, shareholders may not propose an amendment to our Articles of Incorporation.

Our Bylaws provide that the affirmative vote of the holders of at least two-thirds of our voting stock then outstanding, voting together as a single class, is required to amend or repeal provisions of our Bylaws relating to a classified board or the removal of a director or the entire board of directors. Except for such provision, our Bylaws generally may be amended by our board or by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, present in person or represented by proxy, at a meeting at which a quorum is present, though such a majority be less than a majority of all of the shares entitled to vote thereon.

Special Meetings

Under the PBCL, special meetings of shareholders may be called only by the board of directors. This provision may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by our board.

Advance Notice Procedures

Our Bylaws require our shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at a meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at a meeting of shareholders must be made in writing and received by our Secretary, in the case of proposals, or the chairman of the nominating committee, in the case of director nominations, at our principal executive offices, in the case of an annual meeting, no later than the date upon which shareholder proposals must be submitted to us for inclusion in our proxy statement relating to such meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and, in the case of a special meeting, the earlier of (a) 30 days prior to the printing of our proxy materials or information statement with respect to such meeting or (b) if no proxy materials or information statement are being distributed to shareholders, at least the close of business on the fifth day following the date on which notice of such meeting is first given to shareholders. Each nomination or proposal must set forth:

•	the name and address of the shareholder making the nomination or proposal and the person or persons nominated, or the subject matter of the proposal;

•

a representation that the shareholder is a holder of record, and/or beneficial owner, of the voting stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated, or the proposal submitted;

•

a description of all arrangements and understandings between the shareholder and each nominee or any other person or persons pursuant to which the nomination was made, or the proposal was submitted, by the shareholder;

•

such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated by the nominating committee; and

•	the consent of each nominee to serve as a director, if so elected.

Pennsylvania Anti-Takeover Provisions

The PBCL provides that in discharging their duties when considering the best interests of the corporation, directors may consider, to the extent they deem appropriate, various factors including, but not limited to, the effect of any action upon employees, shareholders, suppliers, customers and creditors of the corporation as well as upon communities in which offices or other establishments of the corporation are located and all other pertinent factors. The PBCL also provides, among other things, that directors need not, in consideration of the best interests of the corporation, consider any particular constituency's interest, including the interests of shareholders, as the dominant or controlling interest.

Under the PBCL, we are restricted in our ability to engage in a merger, consolidation, share exchange, division, asset sale or a variety of other “business combination” transactions with an “interested shareholder” that are not approved by our board of directors. If our board of directors does not approve a business combination with a person who owns 20% or more of our voting shares, referred to as an “interested shareholder,” before the interested shareholder attains that level of ownership, the interested shareholder will not be able to engage in a business combination with us for five years unless the interested shareholder acquires at least 80% of our voting stock and a majority of the disinterested shares approve the business combination and the business combination satisfies certain minimum price and other conditions. This provision may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us.

Item 2.   Exhibits.

3.1	Amended and Restated Articles of Incorporation, as amended (incorporated herein by reference to the Registrant’s Form 10-Q for the quarter ended March 31, 2005)

3.2	Amendment to Amended and Restated Articles of Incorporation, as amended (incorporated by reference to the Registrant’s Form 8-K filed September 7, 2007)

3.3	Amended and Restated Bylaws, as amended (incorporated herein by reference to the Registrant’s Form 8-K filed on October 12, 2007)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTRICON CORPORATION

Date: December 28, 2007	By:	/s/Scott Longval
		Name:	Scott Longval
		Title:	Chief Financial Officer